SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WEB  WWW. SRFF.COM

January 7, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Martin F. James
     Kate Tillan
     Mail Stop 6010

Re:         Cardima, Inc. (the “Company”)
Form 10-QSB for the Quarterly Period Ended March 31, 2007
Form 10-KSB/A for the fiscal year ended December 31, 2006
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-K for the fiscal year ended December 31, 2005
File No. 000-22419

Dear Mr. James:

By letter dated June 20, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the above referenced Company filings. Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Financial Statement, page F-1

Note 1: Nature of Business and Summary of Significant Accounting Policies, page F-7

Warrants, page F-10

1. We note the disclosure that you account for your warrants as liabilities under SFAS 150.

•           Describe to us the significant terms of your warrants and your evaluation of those terms in determining that they meet the criteria in SFAS 150.

The Company advises the Staff that none of its current warrants or the warrants outstanding come under the specific purview of SFAS 150, requiring that a liability be recorded for.

•           Highlight any differences from the analysis you previously provided in response to prior comment 13 of our letter dated October 18, 2006, where you indicated that the warrants were accounted for as liabilities based on the guidance in SFAS 133 and EITF 00-19.

The Company advises the Staff that there are no differences from previously provided responses.  The reference to SFAS 133 and EITF 00-19 were omitted in error.

•           Since this disclosure was not included in your December 31, 2005 Form 10-KSB, please tell us whether this represents a change from your accounting policy in prior periods.

The Company advises the Staff that this does not represent a change in policy.  It was an omission.

•           Tell us how the guidance provided in FASB Staff Position No. EITF 00-19-2 impacted your accounting, if at all.

The Company advises the Staff that the guidance provided under EITF 0019-2 did not impact the disclosure regarding SFAS 150 as noted above.

2. Notwithstanding the preceding comment, we note that the company did not appear to have a sufficient number of authorized and unissued common shares at December 31, 2006 to settle the warrants and conversion of the debt and exit and facility fees. As a result, it appears that the warrants would continue to be classified as liabilities pursuant to paragraph 19 of EITF 00-19. If true, please confirm our understanding and revise to correct the disclosure.

The Company had sufficient authorized shares to cover the warrants, interest options and fees when the debt was last restructured in an extinguishment in February 2006. The Company recorded liabilities for principal, accrued interest and accrued fees related to the restructuring. The total number of 61,800,000 warrants that were outstanding as of March 31, 2006, and December 31, 2006 were treated as a liability as of those dates. The Accrued Interest and Accrued Fees were considered liabilities as incurred. In addition, the 5,108,628 options are held by employees and board members and are considered not subject to net cash settlement. Consequently, while the company technically exceeded the limit of authorized shares, there was never a time when an appropriate liability for the excess shares was not accrued.

Status of Loan	December 31, 2006	March 31, 2006

Principal	8,160,000	3,660,000
Accrued Interest	592,484	147,395
Accrued Fees	1,715,000	1,715,000
Total	10,467,484	5,522,395

Required options and warrants

Shares outstanding	102,354,679	101,664,503
Warrants outstanding	61,800,000	61,800,000
Principal If Converted	136,000,000	61,000,000
Interest If Converted	9,874,726	2,456,575
Fees If Converted	28,583,333	28,583,333
Total Shares Needed	338,612,739	255,504,412
Other Warrants	13,993,526	19,369,168
Other Options	5,108,628	6,374,066
Total	357,714,893	281,247,646

Authorized Shares	300,000,000	300,000,000

3. In addition, although you did not address the need to bifurcate the embedded features of the Apix debt, your response to prior comment 13 of our letter dated October 18, 2006 concludes that the Apix debt is not conventional convertible because Cardima did not meet either the “delivery of registered shares are controlled by a company” or the “ability to deliver unregistered shares” tests set forth in EITF 00-19. We note that these terms, while crucial to an analysis of the accounting and classification of the freestanding warrants, are not pertinent to the questions asked in paragraph 4 of EITF 00-19. Further, we note that Apix may only realize the value of the conversion options by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent of cash. As such, if true, please confirm our understanding that the debt is conventional convertible as defined in paragraph 4 of EITF 00-19.

The Company advises the Staff that its understanding is correct in that the lender can only receive a fixed number of shares or an equivalent amount of cash. The stand alone warrants were subject to net cash settlement and were bifurcated. The embedded features were not bifurcated.  The Company hereby confirms that the debt is a conventional convertible as defined in paragraph 4 of EITF 00-19.

Note 2: Inventories. pageF-12

4. You disclose that you recorded an adjustment to the lower of cost or market of $7,000 in 2006. Your statement of cash flows reflects an increase to your net loss for excess and obsolete inventory of $18,000. The net change in your inventory reserve between December 31, 2005 and 2006 is $84,000. Please provide us with a roll forward of your inventory reserve from December 31, 2005 to December 31, 2006 and reconcile that information with the disclosures in this note and your statements of cash flows.

The Company advises the Staff that it has added $18,000 to its excess and obsolete inventory reserve. The Company’s $7,000 write-down of inventory to lower of cost or market is held in a secondary reserve for lower of cost or market. The total of the two reserves is $25,000.

The inventory reserve roll forward is as follows:

Inventory
Reserve

Balance 12/31/2005	663,000
additions to the reserve	18,000
disposal of inventory previously reserved	(102,000)
Balance 12/31/2006	579,000
Net change in inventory reserve	84,000

5. In addition, tell us what the $18,000 relating to excess and obsolete inventory on your statement of cash flows represents. Tell us how that adjustment is consistent with the guidance in ARB 43, including footnote 2 thereof, and SAB Topic 5.BB which explain that the write-down of inventory to lower of cost or market creates a new cost basis for inventory that cannot be marked back up in subsequent periods.

The Company advises the Staff that the adjustment is the result of a disposal of goods, and not a mark-up inventory as described in the footnote of ARB 43.

Note 4: Loans Payable, page F-13

6. Please refer to prior comment 6 from our February 8, 2007 letter to you. We note that you have not responded to our prior comment letter. We re-issue our prior comment. We note that in addition to an extension of the maturity date of the note you agreed to increase the amount of the facility fee and the exit fee. You also lowered the exercise price of the old warrants and granted new warrants. EITF 96-19 requires you to “include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor. . .“ when determining whether there was a debt extinguishment or modification.

•
Provide us with your revised quantified analysis which takes these amounts into account when calculating whether the present value of the cash flows of the new debt instrument are at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument as discussed in E1TF 96-19, or tell us how your current calculation complies.

•
If you determine that the amounts are substantially different, please provide us with your revised calculations to initially record the new debt instrument at fair value, your determination of the amount of the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.

The Company advises the Staff that the effective rate of the new debt instrument is approximately 64% and that it was calculated from the perspective of the extinguishment date.  In accordance with the Staff’s comments, the Company has revised its calculations in its 10-QSB for the period ended June 30, 2007.

Note 6: Note Payable to Related Parties, page F-15

7. From our review of your December 31, 2005 Form 10-KSB, we note that as of December 31, 2005 the note receivable plus interest was $217,500 and you had fully reserved for this amount. We noted no discussion of the contingent liability to Mr. Wheeler. Please respond to the following:

• Tell us whether and where you discussed the dispute and contingent liability with Mr. Wheeler in your December 31, 2005 Form 10-KSB. If not, tell us why.

The Company advises the Staff that it did not disclose contingent liability at December 31, 2005, because at that time, the Company believed the liability was remote and the total present value immaterial. The Company has revised and updated its disclosures in its subsequent periodic filings following resolution of the dispute.

• Tell us whether you had recorded any liability for the claim by Mr. Wheeler as of December 31, 2005.

The Company advises the Staff that it did not disclose this liability on its books at December 31, 2005.  Please note that the full value of the note receivable had been reserved by the Company as of that date and any residual liability would have been immaterial as noted above.

• Tell us and revise your next I 0-QSB to disclose the significant terms of the settlement agreement with Mr. Wheeler. We note your disclosure on page F-15. Please include a discussion of your agreement with respect to the note receivable.

The Company advises the Staff that it disclosed the significant terms in its June 30, 2007 10-QSB in accordance with the Staff’s comment.

• Since you had fully reserved for the note and interest of $217,500 as of December 31, 2005, please describe to us the entries you recorded in your financial statements so that you now have a net receivable of $162,022 netted against your payable.

The Company advises the Staff that the applicable journal entries are attached hereto as Exhibit A. Mr. Wheeler owed the Company $192,500 in principal and $25,031 in accrued interest for a total of $217,531. The Company wrote off the accrued interest of $25,031 and, in accordance with APB 21, discounted the $192,500 principal amount, at the annual rate of 6%, which was the original note’s interest rate. As a result, Mr Wheeler owed the company a total of $162,022.

• Explain how you are accounting for the note receivable and why. Cite the accounting literature upon which you relied.

The Company advises the Staff that had the note receivable been collected or collectible on a stand alone basis, the amount of the note would have been taken into income. However, as noted below, the settlement called for a netting of the two instruments.

• Provide us with the journal entries you made to record the note payable of
$232,287.

The Company advises the Staff that the applicable journal entries are attached hereto as Exhibit B.

• Explain how you are accounting for the note payable and why. Cite the accounting literature upon which you relied. Include a discussion of the timing of when you recorded the liability.

The Company advises the Staff that the liability is accounted for in accordance with APB 21 as discussed in the footnote to the filing. The liability was recorded at the final date of the settlement. Until that date the exact terms had not been agreed to by both parties.

• Tell us why you have netted the note payable against the note receivable. Cite the accounting literature upon which you relied.

The Company advises the Staff that it netted the notes receivable and payable in accordance with the underlying agreement that gave both parties the right of offset in accordance with FASB Technical Bulletin 88-2 which provides the specific requirements for liabilities and receivables to be offset. The technical bulletin has been superseded, but paragraph 4 of FIN 39 says that the guidance in the Technical Bulletin has been incorporated largely without change.

• Reconcile with the information disclosed here and that provided in Note 8 of your March 31, 2007 Form 10-QSB. We note that the disclosures are not entirely consistent.

The Company advises the Staff that the December 31, 2006 footnote discloses that Mr. Wheeler had threatened to sue in the amount of $375,000. When the amount of the threatened suit was reduced to writing, the amount was $418,000, as disclosed in March 2007. Otherwise the notes are identical as to amount and terms.

Note9: Concentrations ofRisk.pageF-16

8. You disclose that you had no sales in Japan during the first quarter of 2007 and you may have limited or no sales in Japan in the future. In future filings, include in your MD&A a discussion of any known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on net sales or revenues or income from continuing operations, consistent with Item 303 (b(1)(iv) of Regulation S-B.

The Company has taken note of the Staff’s comment and will include the requested disclosures in its future filings.

Note 11: Stock BasedCompensation,page F-I8

9. Please tell us and disclose in future filings the information required by paragraphs A240 (d)(1), (d)(2), (e)(2) and (11) of SFAS 123R.

The Company will add the following language in its future filings:

The fair value of each grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2006, and 2005, respectively: dividend yield of 0% for all years; expected volatility of 125% and 103%, risk-free interest rate of US Treasury Bills using the applicable option period.

Exhibit 31.1 - Certification

10. We note that the identification of the certifying individual at the beginning of the certification, required by Exchange Act Rule 13a-14(a), also includes the title of the certifying individual. Please revise the certifications in future filings to remove the individual’s title when identifying the certifying individual at the beginning of the certification.

The Company will include the corrected certification in accordance with Exchange Act Rule 13a-14(a) and the Staff’s comments.

11. In addition, we note that you replaced the words “small business issuer” with “registrant,” modified the language at the beginning of paragraph 4 and 5, and changed the capitalization of the words at the beginning of the subparagraphs in paragraphs 4 and 5. In future filings, please revise the certifications to reflect the exact form set forth in Item 601(b)(31) of Regulation S-B.

The Company will include the corrected certification in accordance with Exchange Act Rule 13a-14(a) and the Staff’s comments.

12. In future filings, please comply fully with the requirements of Item 302(a) of Regulation S-T which provides guidance on including required signatures, including those of your certifying officers and auditors, in electronic filings.

The Company will include the corrected certification in accordance with Exchange Act Rule 13a-14(a) and the Staff’s comments.
Form 10-QSB for the Quarterly Period Ended March 31, 2007

Note 6: Loans Payable. page 9

13. We note your disclosure in the last paragraph on page 10. Please tell us in more detail how you will account for the new agreement and why. Cite the accounting literature upon which you will rely. Please also refer to our other comments on your loans with APIX.

The “new agreement” relieved the Company of contingent responsibility to settle any of its warrant or conversion options to the lender in cash. In accordance with SFAS 133 and EITF 0019 the Warrant liability was taken into income in the period that the note was signed. The Company considered, but did not give retroactive affect to the change in the net-cash settlement provisions as provided under EITF 00-19-2.

Form 10-K forthe Fiscal YearEnded December 31, 2005

Note 1: Nature of Business and Summary ofSignificant AccountingPolicies. page F-S

Reclassification ofPreviouslyReported Financial Results. page F-8

14. Please refer to prior comment 2 from our February 8, 2007 letter. We note that you have not responded to our prior comment letter, nor have you amended your December 31, 2005 Form l0-KSB as previously requested. We note from your response that “the original entry was not in accordance with GAAP, and that this was a correction of an accounting error and a misapplication of GAAP.” “Specifically, the impairment loss that was established was not in accordance with FASB 144 for determining the amount of the impairment.” Please note that it is not appropriate to refer to this error as a “reclassification.” In addition, your proposed disclosure in Exhibit B to your response does not appear to provide all of the disclosures required by APB 20. Please amend the filing to include revised disclosure consistent with paragraph 37 of APB 20 describing in sufficient detail the nature of the error in your previously filed financial statements. Label all the appropriate columns as “restated.”

In response to comments 2 of February 2007 and June 2007 above, the Company believes that the relevant paragraph in footnote 1 to the Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 should have read as follows:

Reclassification of Previously Reported Financial Results

Certain  reclassifications  have  been  made  to  our  previously  reported quarterly  financial  statements in order to conform to the  presentation of our audited annual  financial  statements.

Correction of an Error

Net loss and loss per share were restated to reflect the correction of an error in applying SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets in the calendar quarters ended March 31, June 30, and September 30, 2005. For the quarter ended March 31, 2005, the Company adopted a policy of impairing to $-0- all long lived assets purchased more than six months prior regardless of their use or estimated future cash flows. The policy continued through June 30, 2005. At July 1, 2005, the policy was discontinued. At December 31, 2005, all assets were reviewed for impairment. Based on that review, the errors made in the first two quarters of the year were reversed. No further impairment charges  were required. A reconciliation of the net earnings and earnings per share previously reported in our statements of operations for those quarters to the net loss and loss per share on the Form 10-K provided as follows:

	Quarter Ended	Quarter Ended	Quarter Ended
	3/31/05	6/30/05	9/30/05
Income before extraordinary items (in thousands)

As originally filed	(2,329)	(2,850)	(1,129)
Restatement	300	5	(35)
Restated	(2,029)	(2,845)	(1,164)

Earnings per share before extraordinary items

As originally filed	(0.02)	(0.03)	(0.01)
Restatement	-	-	-
Restated	(0.02)	(0.03)	(0.01)

As the correction had no effect on the form 10-K core Financial Statements (balance sheet, statement of operations, and cash flows) the Company believes that a restatement of Form 10-K would be quantitatively immaterial with respect to Income before extraordinary items and net income, and earnings per share before extraordinary items and net income.

The Company believes that a restatement of the financial statement footnote would not have an affect on the traded share price at this point in time, and would result in an excessive cost to the Company and its shareholders. Additionally the adjustments did not affect cash flow in any of the quarters or the year ended December 31, 2005.

Therefore, the Company does not believe that it should be required to re-file the Annual Report on Form 10-K for the year end December 31, 2005.

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Jared Daniel Verteramo
Jared Daniel Verteramo

Exhibit A

Notes Payable - Wheeler

DEBIT (DR)	Credit (CR)	Remarks
	-	Beginning balance
	192,500	Reclass from notes receivable (1)
	112,500	Record the balance per settlement agreement (2)
72,713		Discount to Present Value (PV) (3)
	232,287	Ending balance

**Note (1) The Company set up the payable by reclassing the reserve of the principal of $192,500.
**Note (2) The Company recorded the balance of the payable amount of $112,500 by debiting the severance expense
**Note (3) With reference to APB 21, the Company discounted the total payable $295,000 ($305,000 less $10,000 upfront payment) at 10%, same rate on the current loan financing.

Exhibit B

Notes Receivable - Wheeler				Reserve for Notes Receivable - Wheeler

Debit (DR)	Credit (CR)	Remarks		DR	CR	Remarks
217,531		Beginning Balance (1)			217,531	Beginning Balance (1)
	25,031	Write off the interest (2)		25,031		Write off the interest (2)
	30,478	Discount to PV	Present Value (PV)(3)	192,500		Reclass to notes payable (3)
162,022		Ending Balance			-	Ending Balance

**Note (1) Mr. Wheeler owed the Company $192,500 in principal and $25,031 accrued interest, total $217,531.
**Note (2) The Company wrote off the accrued interest of $25,031.
**Note (3) With reference to APB 21, the Company discounted the $192,500 principal at 6%, the original note's interest rate.